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                                                                 Exhibit 99(a)22

COMPANIES FORM No. 429(4)
Notice to non-assenting shareholders
Pursuant to section 429(4) of the Companies Act 1985                      429(4)
as inserted by Schedule 12 to the Financial Services Act 1986


       UNIBANK A/S
       (UBCC)
       C/O CITIBANK NA
       336 STRAND
       LONDON
       WC2R 1HB



     A takeover offer (the "Offer") was made on 21 February 2001 by Lehman Brothers Europe Limited and Lehman Brothers Inc. ("Lehman Brothers") on behalf of Schlumberger Investments (the "Offeror") for the whole of the issued ordinary share capital of Sema plc ("Sema") and any further ordinary shares of Sema which are unconditionally allotted or issued before the date on which the Offer closes ("Sema Shares").

     The Offeror has, within four months of making the Offer, acquired or contracted to acquire not less than nine-tenths in value of the Sema Shares to which the Offer relates. The Offeror gives notice that it now intends to exercise its right under section 429 of the Companies Act 1985 to acquire the Sema Shares held by you.

     The terms of the Offer are set out and referred to in the offer document dated 21 February 2001 (the "Offer Document") and provide for the Sema Shares to be acquired on the following basis:

               for each Sema Share                     560 pence in cash

     You may elect, subject to the terms of the Offer set out in the Offer Document, to receive the cash consideration to which you will be entitled in US dollars on the basis that the cash amount payable in pounds sterling to which you would otherwise be entitled pursuant to the terms of the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by the Offeror to the relevant payment agent for delivery in respect of the Sema Shares.

     As these terms include a choice of consideration, you should, within six weeks of the date of this notice, inform the Offeror in writing by post or by hand, at Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ or, by hand only (during normal business hours), to Computershare Services PLC, 7/th/ Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, which of the choices you wish to accept. If you fail to accept the Offer or fail to make a valid election for the currency of the cash consideration you wish to receive within six weeks of the date of this notice and do not make application to the Court (see below), and the Offeror has not otherwise acquired or contracted to acquire your Sema Shares, the Offeror will acquire your Sema Shares on the basis of 560 pence in cash for each Sema Share.

     The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of the Offer Document or any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

     NOTE: You are entitled under section 430C of the Companies Act 1985 to make application to the Court within six weeks of the date of this notice for an order either that the Offeror shall not be entitled and bound to acquire your Sema Shares or that different terms to those of the Offer shall apply to the acquisition. If you are contemplating such an action you may wish to seek independent legal advice.


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     Signed for and on
     behalf of Schlumberger Investments

     /s/ Neil Ray

     Neil Ray
     Secretary                                           Dated: 23 April 2001

     Any communication regarding the above notice should be addressed to Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.